Exhibit 2.1

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT, made and effective as of March 20, 2007, is entered into by and between Dotronix, Inc., a Minnesota corporation (“Dotronix”) and PuraMed BioScience, Inc., a Minnesota corporation (“PuraMed”).

WITNESSETH, WHEREAS Dotronix currently owns 100% of the outstanding common stock of PuraMed, which is the only class of capital stock of PuraMed; and

WHEREAS, the Board of Directors of Dotronix has determined that it is in the best interest of Dotronix to distribute its entire ownership interest in PuraMed through a pro-rata distribution of all the outstanding common shares of PuraMed to the holders of Dotronix common stock pursuant to the terms and subject to the conditions of this Agreement (the “Distribution”); and

WHEREAS, the Distribution is intended to qualify as a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code of 1986; and

WHEREAS, the parties hereto intend this agreement to set forth the principal terms and arrangements among and between them regarding the Distribution.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1. Distribution. Dotronix’ Board of Directors, as of the date of this Agreement, has authorized the Distribution, payable to shareholders of record of Dotronix as of the Record Date. The Distribution shall be pro rata, so that shareholders of Dotronix have the same proportionate interest and ownership in PuraMed as held by them in Dotronix immediately prior to the record date of this spin-off. The Distribution also shall be conducted to qualify as a tax-free spin-off.

2. Governing Dates.

a.	Record Date – the close of business of April 12, 2007, being the date for determining the holders of Dotronix common stock entitled to receive common shares of PuraMed in the Distribution.

b.

Effective Date – also the close of business on April 12, 2007, being the same as the Record Date and the date when the business, management and affairs of Dotronix and PuraMed become completely independent and separate from each other.

c.

Distribution Date – The actual date when PuraMed common shares begin being distributed to Dotronix shareholders as of the Record Date, and which Distribution Date shall not occur until PuraMed is registered under the Securities Exchange Act of 1934. The estimated Distribution Date is on or about August 31, 2007.

3. Distribution Ratio. Shareholders of Dotronix will receive in the Distribution that number of common shares of PuraMed which is equal to one common share of PuraMed for each five (5) common shares of Dotronix held by them as of the Record Date. No fractional shares or payment therefore shall be made incident to the Distribution; rather the PuraMed shares to be received by Dotronix shareholders shall be rounded off to the nearest whole share.

4. Conditions to Distribution. The consummation of the Distribution will be subject to the following, unless waived by the parties hereto prior to the Effective Date:

i.

Prior to the Effective Date, the parties hereto will prepare and mail to the shareholders of Dotronix, such information regarding PuraMed and the Distribution as the parties reasonably determine and as may be required by law. Dotronix also will file with the SEC any such documentation that Dotronix determines is necessary or desirable to effect the Distribution.

ii.

Prior to the Effective Date, Dotronix shall have tendered an amount of One Hundred Seventy-Five Thousand Dollars ($175,000) to PuraMed for its working capital subsequent hereto, with the nature and terms of such payment to be agreed to by both parties hereto.

iii.

Prior to the effective date, Dotronix shall sell and convey all of its PuraMed BioScience assets and rights, intellectual property, and any other tangible or intangible property related to PuraMed products, to PuraMed, free and clear of any liens or encumbrances whatsoever.

iv.	PuraMed shall prior to the Effective date have issued to Dotronix that number of PuraMed common shares necessary to effect the Distribution as set forth in this agreement.

v.

No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution will be in effect and no other event outside the control of Dotronix will have occurred or failed to occur that prevents the consummation of the Distribution.

5. Further Obligations of Parties. Promptly after the Effective Date, PuraMed shall commence and prepare a registration of its common stock under the Securities Exchange Act of 1934, as amended, on Form 10SB and further file with and respond to the SEC to obtain the effectiveness of such registration of PuraMed as a reporting company with the SEC. Dotronix shall pay up to Twenty-Five Thousand Dollars ($25,000) of the cost of legal, auditing, filing and other fees related to such SEC registration of PuraMed.

Promptly upon becoming registered with the SEC as a reporting company, PuraMed shall take the necessary actions to effect the actual distribution of stock certificates for PuraMed common stock due to Dotronix shareholders as of the Record Date of the Distribution.

6. Status of Parties on Effective Date. As of the effective date, the following actions shall take place:

i.	The management of Dotronix and PuraMed shall be completely independent from each other as of the Effective Date as follows:

a.

The two current executive officers of Dotronix shall resign any executive, officer or operational role or capacity with Dotronix and shall further be elected as the principal executive officers of PuraMed to serve after the Effective Date of the Distribution. They shall also be elected as directors of PuraMed prior to or as of the Effective Date hereof.

b.	Dotronix shall appoint replacement executive officers to serve for Dotronix after the Effective Date of the Distribution.

c.	The two current executive officers of Dotronix also shall resign as directors of Dotronix as of the Effective Date of the Distribution.

d.	Following the Effective Date hereof, no person shall be a director, officer or employee of both Dotronix and PuraMed.

7. Liabilities as of Effective Date. All liabilities of Dotronix which exist as of the Effective Date and which do not relate to the PuraMed business shall continue to be obligations of Dotronix subsequent to the Effective Date; provided, however that PuraMed shall assume any salary payments due to the current two principal officers of Dotronix and still unpaid as of the Effective Date hereof.

8. Certain Shareholder Matters.

a.

As of the Effective Date hereof, Dotronix will deliver to a distribution agent appointed by Dotronix for the benefit of shareholders of Dotronix common stock on the Record Date, one or more stock certificates, endorsed by Dotronix in blank, representing all of the outstanding common stock of PuraMed then owned by Dotronix. Dotronix will further instruct the distribution agent to hold such PuraMed common stock for further delivery to a transfer agent for PuraMed after the PuraMed registration becomes effective with the SEC. Such transfer agent shall then be caused to distribute on the Distribution Date, or as soon as reasonably practicable thereafter, the appropriate number of common shares of PuraMed to each shareholder of Dotronix as of the Record Date. For shareholders who hold Dotronix on the record Date through a broker or other nominee, their PuraMed common shares will be credited to their respective accounts by such broker or nominee.

b.

Each shareholder of Dotronix on the Record Date will be entitled to receive in the Distribution that number of common shares of PuraMed equal to one share of PuraMed common stock for each five shares of Dotronix common stock held by them, provided that any fractional shares shall be rounded off to the nearest whole share. No cash payment will be made for any fractional shares.

c.

This spin-off distribution of PuraMed common stock to the shareholders of Dotronix shall not require any action, vote or other matter to be taken by any shareholder of Dotronix in order to become effective as set forth in this Agreement.

9. Survival of Agreement. All covenants, conditions and agreements of the parties hereto contained in this Agreement shall survive the Effective Date and Distribution Date in accordance with their respective terms.

10. Further Assurances. In addition to the actions specifically provided for in this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement.

11. Corporate Records and Information. Prior to or as promptly as practicable after the Effective Date or from time to time as reasonably requested by PuraMed, Dotronix shall deliver to PuraMed (i) any corporate books and records of PuraMed in the possession of Dotronix; (ii) originals or copies of those records and documents of Dotronix primarily related to the business of PuraMed; and (iii) any accounts or financial records relating to the business of PuraMed. From and after the Effective Date, all such books, records and copies, whether or not then delivered, shall be the property of PuraMed. Dotronix may retain copies of any original books and records delivered by it to PuraMed, provided that any proprietary information or other intellectual property information therein shall be kept confidential by Dotronix.

After the Effective Date, each of Dotronix and PuraMed shall afford to the other and to the other’s representative(s), commercially reasonable access during normal business hours to all information developed or obtained prior to the Effective Date within such party’s possession relating to the other party or its business. For example, information may be requested for audit, accounting, litigation, tax returns, or disclosure and reporting obligations with governmental agencies. In each case, the requesting party agrees to cooperate with the other party to minimize the risk of unreasonable interference with the other party’s business.

12. Confidentiality. From and after the Effective Date of this Agreement, each of Dotronix and PuraMed shall hold, and shall use its commercially reasonable efforts to cause its employees, agents and representatives to hold, in strict confidence all information concerning or belonging to the other party obtained by it prior to the Effective Date or furnished to it by such other party incident to this Agreement, and shall not release or disclose any of such information to any other person unless consented to by the other party; provided, however, that Dotronix and PuraMed and their employees, agents or representatives may disclose such information to the extent that (a) disclosure is compelled by judicial or administrative process or other requirements of law, (b) such party can show that the information was available from third party sources on a nonconfidential basis, (c) such information was available in the public domain, (d) such information is independently discovered or developed after the Effective Date of this agreement.

13. Miscellaneous.

i.

Complete Agreement. This Agreement shall constitute the entire Agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, understandings and similar matters, whether written or oral, with respect to such subject matter.

ii.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

iii.	Amendment. This Agreement may only be amended, modified or supplemented by a writing signed by both parties hereto.

iv.

Successors and Assigns. This Agreement and all of the provisions, terms and conditions hereof shall be binding upon and inure to the benefit of the parties hereto and any successors, but neither this Agreement nor any of the rights, interests and obligations created hereunder shall be assigned by any party hereto.

v.

Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent thereof without invalidating the remaining provisions hereof.

vi.	Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

vii.

Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Dotronix:	Dotronix, Inc.
c/o Robert O. Knutson
9372 Creekwood Drive
Eden Prairie, MN 55347

If to PuraMed:	PuraMed BioScience, Inc.
c/o James Higgins
1326 Schofield Avenue
Schofield, WI 54476

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written

Dotronix, Inc.	PuraMed BioScience, Inc.

By	/s/ Russell W. Mitchell	By	/s/ James W. Higgins
Its Chief Executive Officer	Its Chief Operating Officer